PE 1/13/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005719

March 2, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-2-15

Kenneth Henley
khenleyesq@aol.com

Re: E. I. du Pont de Nemours and Company
Incoming letter dated January 13, 2015

Dear Mr. Henley:

This is in response to your letters dated January 13, 2015, January 14, 2015 and January 15, 2015 concerning the shareholder proposal submitted to DuPont by the International Brotherhood of DuPont Workers. We also have received a letter from DuPont dated January 14, 2015. On December 31, 2014, we issued our response expressing our informal view that DuPont could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, the Division grants the reconsideration request. Upon reconsideration, we are unable to concur in DuPont's view that it may exclude the proposal under rules 14a-8(b) and 14a-8(f). Rules 14a-8(b) and 14a-8(f) require a proponent to provide a written statement verifying beneficial ownership of the company's securities. We note the proponent's representations that it never received DuPont's notice of defect and that DuPont has not demonstrated that its notice was delivered to the proponent. We also note that the proponent appears to have supplied documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Erik T. Hoover
E. I. du Pont de Nemours and Company
erik.t.hoover@dupont.com

January 15, 2015

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: a. E.I. Dupont De Nemours and Company
b. Proxy Statement – 2015 Annual Meeting of Stockholders Omission of Proposal by the International Brotherhood of Dupont Workers
c. Response to the 1/14/15 Letter from Dupont

Ladies and Gentlemen:

I serve as counsel to the International Brotherhood of Dupont Workers (IBDW).

I filed letters by email and by hard copy with the SEC, with a copy of each to Dupont, on January 13, 2015 and on January 14, 2015. Each letter requested that the SEC reconsider and reverse its position expressed in its No Action letter Response of December 31, 2014.

By letter dated January 14, 2015, Dupont wrote a letter to the SEC responding to each of my letters. I received this letter by email.

I am now responding to Dupont's letter of January 14, 2015.

Dupont acknowledges in its January 14, 2015 letter that it did not mail to the IBDW a hard copy of its November 18, 2014 letter requesting proof of ownership and noting that the Proposal exceeded 500 words. Dupont asserts that it sent this letter to the IBDW by email only.

Dupont further acknowledges in its January 14, 2015 letter that it did not mail to the IBDW a hard copy of its December 11, 2014 letter to the SEC requesting a No Action letter. Dupont asserts that it sent this letter to the IBDW by email only.

However, in its letter of December 11, 2014 to the SEC, it is stated by Dupont on page 2 of that letter, under the heading of "Background", that "Dupont sent an email and letter to the Proponent (the "Deficiency Notice") .... as required under Rules 14a-8(b) and (f)(1)."

So now Dupont admits the representation that it actually mailed the November 18, 2014 Deficiency Notice to the IBDW was in error; it never mailed it. Nor did it mail its December 11, 2014 submission to the SEC.

As stated in my previous letters of January 13, 2015 and January 14, 2015, neither the IBDW nor its president, Jim Flickinger, ever received an email from Dupont with its November 18, 2014 Deficiency Notice or its December 11, 2014 letter to the SEC.

In its January 14, I2015 letter, Dupont did not provide any actual evidence that such emails were in fact emailed. Rather, its January 14, 2015 letter to the SEC provides only the coverage page to those emails.

Dupont also represents that in November 2013 it sent its Deficiency Notice to the IBDW by email and the IBDW "responded to the email and provided the required proof of ownership". In fact, Dupont provided its Deficiency Notice to the IBDW by hard copy mail and the IBDW responded with evidence of its ownership of stock by hard copy mail, return receipt requested. The IBDW cannot now determine if Dupont also provided the Deficiency Notice by email; but it does now that it received a hard copy of that Deficiency Notice and responded to that Notice by hard copy.

The rules of the SEC provide that a proponent's response to a notice of deficiency letter can by postmarked or transmitted electronically. The rules of the SEC further provide that the SEC's no action letters are to be transmitted by email. The rules of the SEC do not say that a notice of deficiency can be delivered electronically.

In summary, the following reasons are cited for why the SEC's should reverse its decision to grant the no action letter:

1. Dupont's assertion in its December 11, 2014 to the SEC that it delivered its November 18, 2014 deficiency notice to the IBDW by hard copy and by email was in error. Dupont acknowledges in its January 14, 2015 letter to the SEC that it did not deliver either of those letters – the November 18, 2014 letter or the December 11, 2014 letter - to the IBDW by hard copy.

2. Dupont provided no actual proof it delivered its November 18, 2014 letter or its December 11, 2014 letter to the IBDW by email. The summary document Dupont attached to its January 14, 2015 letter to the SEC is not proof of an actual email being sent.

3. The rules of the SEC, while providing for electronic delivery of a response to a deficiency notice, and for electronic delivery of the decision of the SEC, do not provide for electronic delivery for a notice of deficiency letter.

4. The IBDW filed its shareholder proposal by hard copy and a logical expectation is that, absent the rules providing otherwise, that the notice of deficiency by provided by the same means – by hard copy.

5. Dupont has misrepresented the manner of delivery of its notice of deficiency and the response of the IBDW in November 2013, with a hard copy being provided by Dupont and by the IBDW in response.

For these reasons, in addition to those set forth in my January 13, 2015 letter and my January 14, 2015 letter, it is requested that the SEC reconsider and reverse its decision that Dupont had a basis for its view that it could exclude the IBDW's proposal for having failed to respond to Dupont's request for proof of ownership of stock.

If you have any questions or require additional information, please contact me at my email address or by phone at 610-662-9177.

Very truly yours,

Kenneth Henley

cc: Erik Hoover, Corporate Secretary
E.I. Dupont DeNemours and Company
1007 Market Street, D9058
Wilmington, DE 19898
Erik.T.Hoover@dupont.com



Erik T. Hoover
Corporate Secretary & Corporate Counsel
E. I. du Pont de Nemours and Company
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-0205
Fax (302) 774-4031
E-mail: Erik.T.Hoover@dupont.com

January 14, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2015 ANNUAL MEETING OF STOCKHOLDERS
OMISSION OF PROPOSAL BY THE INTERNATIONAL
BROTHERHOOD OF DUPONT WORKERS

Ladies and Gentlemen:

By letter dated December 31, 2014 (the "No-Action Letter Response"), the Staff of the Division of the Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advised that it would not recommend enforcement action to the Commission if E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), omitted a shareholder proposal (the "Proposal") submitted by The International Brotherhood of DuPont Workers (the "Proponent") from DuPont's proxy materials to be distributed by DuPont in connection with its 2015 Annual Meeting of Stockholders in reliance on rules 14a-8(b) and 14a-8(f). By letters dated January 13, 2015 and January 14, 2015, Kenneth Henley, as counsel to the Proponent, requested that the Staff reconsider the No-Action Letter Response.

For the reasons discussed below, DuPont is of the view that the Staff should not reconsider the position it expressed in the No-Action Letter Response.

By letter dated November 3, 2014 (the "November 3, 2014 Letter"), DuPont received the Proposal, signed by Jim Flickinger, as President of the Proponent. The letter expressly requested that Mr. Flickinger be contacted if there were any legal or technical problems with the Proposal. The letterhead included Mr. Flickinger's e-mail address as "ibdw.jim@comcast.net." A copy of the letter is attached as Exhibit A.

As requested by the November 3, 2014 Letter, DuPont sent a letter to Mr. Flickinger notifying the Proponent of the deficiency in the Proposal. DuPont did not receive a reply within the required time period and, on December 11, 2014, DuPont submitted a no-action request letter to the Staff concerning the Proposal and copied Mr. Flickinger. A copy of the letters, which were delivered to Mr. Flickinger via email only at ibdw.jim@comcast.net, is attached as Exhibit B. For both e-mails sent to Mr. Flickinger, DuPont did not receive any notification that the e-mails were not delivered.

As noted by Mr. Henley, the Proponent had also submitted a shareholder proposal in connection with DuPont's 2014 Annual Meeting of Stockholders (this proposal did not exceed 500 words). The initial submission did not include the required proof of ownership and DuPont sent a notice of deficiency to Mr. Flickinger at "ibdw.jim@comcast.net." A copy of the e-mail is attached as Exhibit C. Mr. Flickinger responded to the e-mail and provided the required proof of ownership. Note that the letter was sent by Ms. Deborah L. Daisley, Assistant Secretary, and copied Erik T. Hoover as Corporate Secretary. In addition, the proxy for the 2014 Annual Meeting of Stockholders clearly notes Mr. Hoover as Corporate Secretary.

DuPont believes that it has sent the required notifications as noted above, and, therefore, respectfully requests the Staff deny the Proponent's request for reconsideration of the No-Action Letter Response.

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Robert Hahm, at (302) 774-0464.

Very Truly Yours,



Erik T. Hoover
Corporate Secretary

cc: Jim Flickinger, President
International Brotherhood of
DuPont Workers
P.O. Box 10
Waynesboro, VA 22980
ibdw.jim@comcast.net

Kenneth Henley
Attorney at Law
One Bala Avenue
Bala Cynwyd, PA 19004
khenleyesq@aol.com

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"Workers Representing DuPont, Bemis And INVISTA Workers"

James D. Flickinger
International President
(Waynesboro, VA)
Cell: (540) 487-7000
Fax: (540) 337-5442
E-mail: ibdw.jim@comcast.net

Kenneth Henley
General Counsel
(610) 664-6130
E-mail: khenleyesq@aol.com

www.dupontworkers.com



INTERNATIONAL BROTHERHOOD
I.B.D.W.
OF DUPONT WORKERS

P.O. Box 10
Waynesboro, VA 22980

Tony Davis
International Vice-President
(Clinton, IA)
Cell: (563) 503-9515
E-mail: tonynheather@mchsi.com

Donny Irvin
Secretary-Treasurer
Cell: (804) 216-8976
Fax: (804) 541-4086
(Richmond, VA)
E-mail: dirvinarwi@aol.com

November 3, 2014

Cornel B. Fuerer, Corporate Secretary
E.I. Dupont De Nemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Proposal

Dear Mr. Fuerer:

The International Brotherhood of DuPont Workers (IBDW) is the owner of sixty (60) shares of DuPont Common Stock that it has owned for more than three years. Evidence of such ownership will be provided if requested. The IBDW intends to continue ownership of these shares through the date of the upcoming stockholders' meeting in 2014.

I serve as the president of the IBDW.

Pursuant to 17 CFR Section 240.14a-8, I hereby request that the enclosed stockholder proposal of the IBDW, including the resolution and statement in support thereof, be included in the upcoming DuPont proxy statement.

I also request that if there are any legal or technical problems with this letter or the proposal, I be contacted in a timely manner so I will be able to make any necessary changes.

Most respectfully,

Jim Flickinger
President

STOCKHOLDER PROPOSAL ON MASS LAYOFFS, PLANT CLOSURES AND OUTRIGHT PLANT SALES

The International Brotherhood of DuPont Workers, P.O. Box 10, Waynesboro, VA, 22980, owner of 60 shares of DuPont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof.

Resolved: That the stockholders of E.I. DuPont De Nemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of DuPont, the union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding:

(1) The impact to communities as a result of DuPont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants.

(2) Alternatives that can be developed to help mitigate the impact of such actions in the future.

Stockholders' Statement

In just the last 3 years, DuPont has closed, sold or sharply reduced the size of a great number of its plants across the United States.

These actions include – but are in no way limited to - the recent sale of its factory in Louisville, Kentucky and its factory in Nashville, Tennessee. Just over a year ago, over 200 employees from the Richmond, Virginia plant were laid off, replaced with low wage contract employees.

Many thousands of other workers have been or will be impacted by the spin off of the performance chemicals unit, resulting in many layoffs, plant sales or outright closures of plants.

Employees who lose their jobs as a result of these actions typically have upward of 30 years of service with with DuPont. The amount of their pension is drastically reduced with the termination of their employment from DuPont, even if they are hired by the company that purchases the factory.

Also, as a result of recently enacted changes by DuPont, the cost of retiree health insurance has skyrocketed, and is far more than it is for employees.

As far as securing other employment, that is next to impossible for someone over 50 years of age who has worked in a factory all his life.

This combination of job loss, pension reduction and health insurance cost increase can be devastating not just to the former employee, but to the community in which he resides, shops in and pays taxes.

There are other, equally substantial costs for the community in which the plants are located. Where DuPont has closed its plants, there often are environmental issues that make it difficult for the site to be put to any real productive use. The buildings simply remain (with the

DuPont logo removed, of course), undergoing gradual deterioration. Think about it – would you like to live or run a business near a vacated DuPont factory? Would anyone?

For this reason, it is important that attention be paid to the impact of these actions on the communities in which the plants are located and how best to mitigate their impact. This is particularly true given the close relationship between DuPont and the communities where it has been operating for upward of 50 or more years.

If you AGREE, please mark your proxy FOR this resolution.

EXHIBIT B

DAISLEY, DEBORAH L

From: DAISLEY, DEBORAH L
Sent: Tuesday, November 18, 2014 5:31 PM
To: ibdw.jim@comcast.net
Cc: HOOVER, ERIK T; HAHM, ROBERT K.; DAISLEY, DEBORAH L (Deborah.Daisley@dupont.com); WARNER, ANNE E
Subject: Shareholder Proposal submitted for DuPont 2015 Proxy Statement
Attachments: 20141118172123772.pdf

Dear Mr. Flickinger,

Please find attached our letter in response to your recent shareholder proposal submission.

Best regards,
Debbie Daisley

Deborah L. Daisley
Governance Associate
& Assistant Secretary
E. I. du Pont de Nemours and Company
P: 302-774-7736
C: 302-468-0141
deborah.daisley@dupont.com



DuPont Legal

Deborah L. Daisley
Governance Associate & Assistant Secretary
DuPont Legal
1007 Market Street, D9058--1
Wilmington, DE 19898
Telephone: 302-774-7736
Facsimile: 302-774-4031

November 18, 2014

Jim Flickinger, President
International Brotherhood of DuPont Workers

FISMA & OMB Memorandum M-07-16

Dear Mr. Flickinger:

This is to confirm that, on November 11, 2014, DuPont received your letter postmarked November 4, 2014, requesting that the Company include in the proxy materials for its 2015 Annual Meeting a proposal relating to DuPont employees and assets.

Under Rule 14(a)-8(b) of the Securities Exchange Act of 1934 ("Act"), to be eligible to submit a shareholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the proposal is submitted. The proponent must also continue to hold the required amount of securities through the date of the meeting.

Our records indicate that IBDW is not a registered shareholder. As such, it must prove its eligibility by submitting either:

- o a written statement from the "record" holder of its securities (usually a broker or bank) verifying that, at the time the Proponent submitted the proposal, November 4, 2014, it continuously held the securities for at least one year; or

- o a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting its ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

As provided in Staff Legal Bulletin 14F, if the broker or bank through which the Proponent holds its shares is not a participant in the Depository Trust Company ("DTC participant"), it will need to obtain proof of ownership from the DTC participant through which the securities are held. The Proponent should be able to find out who this DTC participant is by asking its broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent could satisfy Rule 14a-8(b) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from its broker or bank confirming its ownership, and the other from the DTC participant confirming its broker or bank's ownership.

Additionally, under Rule 14(a)-8(d) of the Act, shareholder proposals may not exceed 500 words. Your submitted proposal does not comply.

For your convenience, a copy of Rule 14(a)-8 of the Act and Staff Legal Bulletin 14F are enclosed. You must transmit to us your response to this notice of defect within 14 calendar days of receiving it.

Respectfully,



Debbie L. Daisley

Enclosures

cc: Erik T. Hoover, Corporate Secretary

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

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*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

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*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

DAISLEY, DEBORAH L

From: DAISLEY, DEBORAH L
Sent: Thursday, December 11, 2014 12:19 PM
To: shareholderproposals@sec.gov
Cc: ibdw.jim@comcast.net; HOOVER, ERIK T; HAHM, ROBERT K.; DAISLEY, DEBORAH L
Subject: Please see attached correspondence
Attachments: 20141211120630805.pdf



Erik T. Hoover
Corporate Secretary & Corporate Counsel
E. I. du Pont de Nemours and Company
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-0205
Fax (302) 774-4031
E-mail: Erik.T.Hoover@dupont.com

December 11, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2015 ANNUAL MEETING OF STOCKHOLDERS
OMISSION OF PROPOSAL BY THE INTERNATIONAL
BROTHERHOOD OF DUPONT WORKERS

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), to respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with DuPont's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by The International Brotherhood of DuPont Workers (the "Proponent") may properly be omitted from DuPont's proxy materials to be distributed by DuPont in connection with its 2015 Annual Meeting of Stockholders (the "Proxy").

This request is being submitted via electronic mail in accordance with *Staff Legal Bulletin 14D* (Nov. 7, 2008). Pursuant to Rule 14a-8(j), DuPont has: (i) sent a copy of this letter to the Proponent as notice of DuPont's intent to omit the Proposal from the Proxy and (ii) submitted this letter to the Commission not less than eighty (80) days before the Company intends to file its definitive proxy statement. Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

THE PROPOSAL

The Proposal states:

RESOLVED: That the stockholders of E.I. DuPont De Nemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of DuPont, the union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding:

(1) The impact to communities as a result of DuPont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants.

(2) Alternatives that can be developed to help mitigate the impact of such actions in the future.

A copy of the Proposal is attached hereto as Exhibit A.

BASES FOR EXCLUSION

DuPont respectfully requests that the Staff concur with its view that the Company may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy.

Background

On November 11, 2014 (with a postmarked date of November 4, 2014), DuPont received the Proposal by letter dated November 3, 2014. The letter did not include evidence of ownership and stated "[e]vidence of such ownership will be provided if requested."

On November 18, 2014, within fourteen (14) days of receiving the Proposal, DuPont sent an e-mail and letter to the Proponent (the "Deficiency Notice") notifying the Proponent that it had failed to include with the Proposal the required proof of beneficial ownership of DuPont Common Stock and that the shareholder Proposal exceeded 500 words, as required under Rules 14a-8(b) and (f)(1). The Deficiency Notice (attached hereto as Exhibit B) requested that: (i) the Proponent provide evidence of the required ownership in DuPont Common Stock; and (ii) that the Proposal not exceed 500 words.

The Deficiency Notice also indicated that the Proponent's response was required within fourteen (14) calendar days from the date the Proponent received the Deficiency Notice. Enclosed with the Deficiency Notice and specifically brought to the attention of the Proponent was a copy of Rule 14a-8 and *Staff Legal Bulletins 14F* and *14G*.

As of December 11, 2014, the Proponent has not responded to our Deficiency Notice (the Proponent was required to respond by December 2, 2014, which is fourteen (14) calendar days from the date of our Deficiency Notice).

<u>The Proposal is Excludable Under Rules 14a-8(b) and 14a-8(f)(1)</u>

DuPont respectfully requests the Staff concur with its view that DuPont may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy. The Proponent failed to provide proof of ownership demonstrating that the Proponent held the requisite shares for at least one year.

Rule 14a-8(b) provides that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

There are several ways to establish requisite ownership under Rule 14a-8(b) (see *Staff Legal Bulletin 14* (July 13, 2001) ("*SLB 14*")). If the Proponent is a registered shareholder, the Company can verify the shareholder's eligibility independently (see Rule 14a-8(b)(2) and *SLB 14*). DuPont reviewed its records and determined that the Proponent was not a registered shareholder. If the shareholder is not a registered shareholder, the shareholder has the burden of proving its eligibility, which must be accomplished in one of two ways:

- A shareholder can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal; or

- A shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that the shareholder has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal (see Rule 14a-8(b)(2) and *SLB 14*). (the

Proponent has never filed a Schedule 13D, Schedule 13G, Form 4 or Form 5).

The Proponent has failed to deliver evidence that the Proponent has owned shares of DuPont stock continuously for one year as of the time the Proponent submitted the Proposal.

For the foregoing reasons, DuPont respectfully requests the Staff concur with its view that DuPont may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy.

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Robert Hahm, at (302) 774-0464.

Very Truly Yours,



Erik T. Hoover
Corporate Secretary

cc: Jim Flickinger, President
International Brotherhood of
DuPont Workers

FISMA & OMB Memorandum M-07-16

Ibdw.jim@comcast.net

<u>EXHIBIT A</u>

STOCKHOLDER PROPOSAL ON MASS LAYOFFS, PLANT CLOSURES AND OUTRIGHT PLANT SALES

The International Brotherhood of DuPont Workers, P.O. Box 10, Waynesboro, VA, 22980, owner of 60 shares of DuPont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof.

Resolved: That the stockholders of E.I. DuPont De Nemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of DuPont, the union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding:

(1) The impact to communities as a result of DuPont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants.

(2) Alternatives that can be developed to help mitigate the impact of such actions in the future.

Stockholders' Statement

In just the last 3 years, DuPont has closed, sold or sharply reduced the size of a great number of its plants across the United States.

These actions include – but are in no way limited to - the recent sale of its factory in Louisville, Kentucky and its factory in Nashville, Tennessee. Just over a year ago, over 200 employees from the Richmond, Virginia plant were laid off, replaced with low wage contract employees.

Many thousands of other workers have been or will be impacted by the spin off of the performance chemicals unit, resulting in many layoffs, plant sales or outright closures of plants.

Employees who lose their jobs as a result of these actions typically have upward of 30 years of service with with DuPont. The amount of their pension is drastically reduced with the termination of their employment from DuPont, even if they are hired by the company that purchases the factory.

Also, as a result of recently enacted changes by DuPont, the cost of retiree health insurance has skyrocketed, and is far more than it is for employees.

As far as securing other employment, that is next to impossible for someone over 50 years of age who has worked in a factory all his life.

This combination of job loss, pension reduction and health insurance cost increase can be devastating not just to the former employee, but to the community in which he resides, shops in and pays taxes.

There are other, equally substantial costs for the community in which the plants are located. Where DuPont has closed its plants, there often are environmental issues that make it difficult for the site to be put to any real productive use. The buildings simply remain (with the

DuPont logo removed, of course), undergoing gradual deterioration. Think about it – would you like to live or run a business near a vacated DuPont factory? Would anyone?

For this reason, it is important that attention be paid to the impact of these actions on the communities in which the plants are located and how best to mitigate their impact. This is particularly true given the close relationship between DuPont and the communities where it has been operating for upward of 50 or more years.

If you AGREE, please mark your proxy FOR this resolution.

EXHIBIT B



DuPont Legal

Deborah L. Daisley
Governance Associate & Assistant Secretary
DuPont Legal
1007 Market Street, D9058-1
Wilmington, DE 19898
Telephone: 302-774-7736
Facsimile: 302-774-4031

November 18, 2014

Jim Flickinger, President
International Brotherhood of DuPont Workers

FISMA & OMB Memorandum M-07-16

Dear Mr. Flickinger:

This is to confirm that, on November 11, 2014, DuPont received your letter postmarked November 4, 2014, requesting that the Company include in the proxy materials for its 2015 Annual Meeting a proposal relating to DuPont employees and assets.

Under Rule 14(a)-8(b) of the Securities Exchange Act of 1934 ("Act"), to be eligible to submit a shareholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the proposal is submitted. The proponent must also continue to hold the required amount of securities through the date of the meeting.

Our records indicate that IBDW is not a registered shareholder. As such, it must prove its eligibility by submitting either:

- a written statement from the "record" holder of its securities (usually a broker or bank) verifying that, at the time the Proponent submitted the proposal, November 4, 2014, it continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting its ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

As provided in Staff Legal Bulletin 14F, if the broker or bank through which the Proponent holds its shares is not a participant in the Depository Trust Company ("DTC participant"), it will need to obtain proof of ownership from the DTC participant through which the securities are held. The Proponent should be able to find out who this DTC participant is by asking its broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent could satisfy Rule 14a-8(b) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from its broker or bank confirming its ownership, and the other from the DTC participant confirming its broker or bank's ownership.

Additionally, under Rule 14(a)-8(d) of the Act, shareholder proposals may not exceed 500 words. Your submitted proposal does not comply.

For your convenience, a copy of Rule 14(a)-8 of the Act and Staff Legal Bulletin 14F are enclosed. You must transmit to us your response to this notice of defect within 14 calendar days of receiving it.

Respectfully,



Debbie L. Daisley

Enclosures

cc: Erik T. Hoover, Corporate Secretary

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented*: If the company has already substantially implemented the proposal;

***Note to Paragraph (i)(10)*: A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. *See also* SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C



DuPont Legal

Deborah L. Daisley
Governance Associate & Assistant Secretary
DuPont Legal
1007 Market Street, D9058–1
Wilmington, DE 19898
Telephone: 302-774-7736
Facsimile: 302-774-4031

November 25, 2013

Jim Flickinger, President
International Brotherhood of DuPont Workers

FISMA & OMB Memorandum M-07-16

Dear Mr. Flickinger:

This is to confirm that, on November 12, 2013, DuPont received your letter dated November 11, 2013, requesting that the Company include in the proxy materials for its 2014 Annual Meeting a proposal relating to DuPont employees and assets.

Under Rule 14(a)-8(b) of the Securities Exchange Act of 1934 ("Act"), to be eligible to submit a shareholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the proposal is submitted. The proponent must also continue to hold the required amount of securities through the date of the meeting.

Our records indicate that IBDW is not a registered shareholder. As such, it must prove its eligibility by submitting either:

- a written statement from the "record" holder of its securities (usually a broker or bank) verifying that, at the time the Proponent submitted the proposal, November 11, 2013, it continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting its ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

As provided in Staff Legal Bulletin 14F, if the broker or bank through which the Proponent holds its shares is not a participant in the Depository Trust Company ("DTC participant"), it will need to obtain proof of ownership from the DTC participant through which the securities are held. The Proponent should be able to find out who this DTC participant is by asking its broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent could satisfy Rule 14a-8(b) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from its broker or bank confirming its ownership, and the other from the DTC participant confirming its broker or bank's ownership.

For your convenience, a copy of Rule 14(a)-8 of the Act and Staff Legal Bulletin 14F are enclosed. You must transmit to us your response to this notice of defect within 14 calendar days of receiving it.

Respectfully,



Debbie L. Daisley

Enclosures

cc: Erik T. Hoover, Corporate Secretary

KENNETH HENLEY

ATTORNEY AT LAW

ONE BALA AVENUE
SUITE 500
BALA CYNWYD, PENNSYLVANIA 19004
www.henleylawoffice.com

FAX
(610) 664-3404

E-MAIL
khenleyesq@aol.com

TELEPHONE
(610) 664-6130

CELL
(610) 662-9177

January 14, 2015

Via Email and Hard Copy (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: E.I. Dupont De Nemours and Company
Proxy Statement – 2015 Annual Meeting of Stockholders
Omission of Proposal by the International Brotherhood of Dupont Workers

Ladies and Gentlemen:

I serve as counsel to the International Brotherhood of Dupont Workers (IBDW).

This letter is supplemental to the letter I submitted on January 13, 2015 on behalf of the IBDW, a copy of which is attached to this letter.

That letter, and this letter, request that the SEC reconsider its decision that Dupont may exclude the IBDW's proposal for having failed to respond to Dupont's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period required by rule 14a-8(f).

Dupont allegedly sent two letters to the IBDW:

(1) the November 18, 2014 letter addressed to the IBDW, requesting proof of ownership of stock and also noting that the Proposal exceeded 500 words;

(2) the December 11, 2014 letter addressed to the SEC, with a copy addressed to the IBDW, requesting that it be permitted to exclude the proposal for failing to provide proof of ownership.

The November 18, 2014 letter was addressed as follows:

Jim Flickinger, President, International Brotherhood of Dupont Workers,
FISMA & OMB Memorandum M-07-16

On the December 11, 2014 letter, which is addressed to the SEC, it is written at the end of the letter – cc: Jm Flickinger, President, International Brotherhood of Dupont Workers, ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

However, the Proposal submitted by the IBDW, provides as the IBDW's address, in the first line of the Proposal, that the IBDW's address is: The International Brotherhood of Dupont Workers, P.O. Box 10, Waynesboro, VA 22980. The cover letter to the Proposal, on IBDW letterhead, contains that same address as well.

Moreover, the IBDW's letter of December 14, 2014 to Dupont is also on its own letterhead with the P.O. Box 10, Waynesboro, VA 22980 address.

This address – P.O. Box 10, Waynesboro, VA 22980 – is the IBDW's official and office address.

The address Dupont wrote for the IBDW on its November 18, 2014 letter and on its December 11, 2014 letter is the home address of Jim Flickinger.

As stated in the letter I sent to the SEC on January 13, 2015, Jim Flickinger never received either of Dupont's letters – the November 18, 2014 letter or the December 11, 2014 letter.

Jim Flickinger has no idea why those letters were not delivered to his home.

For these reasons, in addition to those set forth in my January 13, 2015 letter, it is requested that the SEC reconsider its conclusion that Dupont had a basis for its view that it could exclude the IBDW's proposal for having failed to respond to Dupont's request for proof of ownership of stock.

If you have any questions or require additional information, please contact me at my email address or by phone at 610-662-9177.

Very truly yours,



Kenneth Henley

cc: Erik Hoover, Corporate Secretary
E.I. Dupont DeNemours and Company
Dupont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Erik.T.Hoover@dupont.com

KENNETH HENLEY

ATTORNEY AT LAW

ONE BALA AVENUE
SUITE 500
BALA CYNWYD, PENNSYLVANIA 19004
www.henleylawoffice.com

FAX
(610) 664-3404

E-MAIL
khenleyesq@aol.com

TELEPHONE
(610) 664-6130

CELL
(610) 662-9177

January 13, 2015

Via Email and Hard Copy (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: E.I. Dupont De Nemours and Company
Proxy Statement – 2015 Annual Meeting of Stockholders
Omission of Proposal by the International Brotherhood of Dupont Workers

Ladies and Gentlemen:

I serve as counsel to the International Brotherhood of Dupont Workers (IBDW).

On December 31, 2014, the SEC mailed to Jim Flickinger, president of the IBDW, a copy of a letter addressed to Dupont. The letter informed Dupont that it there appeared to be some basis for its view that it may exclude the IBDW's proposal for having failed to respond to Dupont's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period required by rule 14a-8(f).

Having received that letter, Mr. Flickinger contacted me, as the IBDW attorney. Mr. Flickinger informed me that neither he nor the IBDW received any communication from Dupont requesting such documentary support. Nor did I, as counsel for the IBDW, receive any such communication.

Nor did Mr. Flickinger or the IBDW receive from Dupont by electronic mail or regular mail a copy of the letter Dupont sent on December 11, 2104 to the SEC requesting that it be permitted to exclude the proposal for failing to provide proof of ownership. Nor did I did receive such a letter. It was seen for the first time as an attachment to the SEC's December 31, 2014 communication

Nor did Mr. Flickinger or the IBDW receive from Dupont by electronic mail or regular mail Dupont's letter dated November 18, 2014, such letter requesting both proof of ownership of stock but also that the Proposal not exceed 500 words. Nor did I receive such a letter. It was seen for the first time as an attachment to the SEC's December 31, 2014 communication.

In this regard, I should note that the IBDW has submitted proposals to Dupont for more than the past 15 years, and for that entire time Mr. Flickinger has served as President and I have served as attorney. Our mailing address and email address has been the same that entire time. During those years of submitting proposals, both Mr. Flickinger and myself have received emails from Dupont related to the proposals, including requests for proof of ownership of stock, with Mr. Flickinger also receiving hard copies of correspondence.

Despite not having heard from Dupont with its request for proof of ownership, the IBDW submitted such proof with a cover letter dated December 14, 2014, mailed on December 15, 2014, and received by Dupont on December 16, 2014. A copy of the cover letter, proof of ownership and evidence of receipt is attached. The cover letter was addressed to Cornel Fuerer as he was the Corporate Secretary for Dupont in 2013, when the IBDW made its last Proposal. Not having received Dupont's November 18, 2014 request or Dupont's December 11, 2014 letter to the SEC, each signed by Mr. Hoover, the IBDW was not aware that Mr. Hoover had assumed the position of Corporate Secretary.

The Union submitted this information not because it received any request by Dupont but because, as their attorney, and having been involved in the submission of all prior proposals, I told the Union to submit it to head off any such eventual request by Dupont - as Dupont had requested such information in previous years.

The IBDW, never having received Dupont's November 18, 2014 communication, did not respond to the request for the Proposal to not exceed 500 words. The reason for this is straightforward: As opposed to the request for proof of ownership, which the IBDW had provided in the past, and did so without having received such a request in this case, the IBDW had never received notification from Dupont that its proposal was over 500 words – even though virtually all its previous proposals were over 500 words. Not having received Dupont's November 18, 2014 communication, the IBDW had no reason to believe Dupont was objecting to the length of its proposal. As a result, the IBDW had no reason to think it needed to address that issue.

For all of the above reasons, it is requested that the SEC reconsider its conclusion that Dupont had a basis for its view that it could exclude the IBDW's proposal for having failed to respond to Dupont's request for proof of ownership of stock.

If you have any questions or require additional information, please contact me at my email address or by phone at 610-662-9177.

Very truly yours,



Kenneth Henley

cc: Erik Hoover, Corporate Secretary
E.I. Dupont DeNemours and Company
Dupont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Erik.T.Hoover@dupont.com

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"Workers Representing DuPont, Bemis And INVISTA Workers"

James D. Flickinger
International President
(Waynesboro, VA)
Cell: (540) 487-7000
Fax: (540) 337-5442
E-mail: ibdw.jim@comcast.net

Kenneth Henley
General Counsel
(610) 664-6130
E-mail: khenleyesq@aol.com

www.dupontworkers.com



P.O. Box 10
Waynesboro, VA 22980

December 14, 2014

Tony Davis
International Vice-President
(Clinton, IA)
Cell: (563) 503-9515
E-mail: tonynheather@mchsi.com

Donny Irvin
Secretary-Treasurer
Cell: (804) 216-8976
Fax: (804) 541-4086
(Richmond, VA)
E-mail: dirvinarwi@aol.com

Cornel B. Fuerer, Corporate Secretary
E.I. DuPont De Nemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Proposal

Dear Mr. Fuerer:

Attached is the proof of ownership of DuPont Stock by the IBDW.

Please contact me should there be any technical or legal issues with the IBDW's proposal.

Sincerely,



Jim Flickinger
President

Cc: Kenneth Henley, General Counsel

Attachment



10200 Forest Green Blvd | Suite 500 | Louisville, KY 40223
502.426.0790 | 800.230.0790 | fax 502.426.0865

November 18, 2014

International Brotherhood of DuPont Workers
Mr. James Flickinger

FISMA & OMB Memorandum M-07-16

Dear Mr. Flickinger,

RE: Hilliard Lyons Account ***FISMA & OMB MEMORANDUM M-07-16***

Use this letter to verify security positions in the above named account as follows:

- 60 shares of DuPont E.I. De Nemours & Co. purchased 07/31/1995. Value on 12/31/13 was $3,898.20. The 60 shares of DuPont E.I. De Nemours & Co. have been continuously owned from purchase to the present date.

Please call us at 800-230-0790 should you need further validation or clarification for this account.

Sincerely,

Sarah Laswell
Registered CSA to
George N. Graham, CPA
Financial Consultant
JJB Hilliard WL Lyons, LLC

PHONE (540) 4??-????

Jim Flickinger, Pres.
IBDW
P.O. Box 10
Waynesboro, VA 22980


EK 608685285 US


UNITED STATES
POSTAL SERVICE
PRIORITY
★ MAIL ★
EXPRESS

PAYMENT BY ACCOUNT (if applicable)

USPS® Corporate Acct. No. | Federal Agency Acct. No. or Postal Service™ Acct. No.

DELIVERY OPTIONS (Customer Use Only)

☐ SIGNATURE REQUIRED Note: The mailer must check the "Signature Required" box if the mailer: 1) Requires the addressee's signature; OR 2) Purchases additional insurance; OR 3) Purchases COD service; OR 4) Purchases Return Receipt service. If the box is not checked, the Postal Service will leave the item in the addressee's mail receptacle or other secure location without attempting to obtain the addressee's signature on delivery.

Delivery Options

- ☐ No Saturday Delivery (delivered next business day)
- ☐ Sunday/Holiday Delivery Required (additional fee, where available*)
- ☐ 10:30 AM Delivery Required (additional fee, where available*)
  *Refer to USPS.com® or local Post Office™ for availability.

TO: (PLEASE PRINT) PHONE ( )

Cornel B. Fuerer
E.I. DuPont De Nemours + Co.
1007 Market Street
Wilmington, DE 19898

ZIP + 4® (U.S. ADDRESSES ONLY)

- For pickup or USPS Tracking™, visit USPS.com or call 800-222-1811.
- $100.00 insurance included.

ORIGIN (POSTAL SERVICE USE ONLY)

☒ 1-Day ☐ 2-Day ☐ Military ☐ DPO

PO ZIP Code	Scheduled Delivery Date (MM/DD/YY)	Postage	
22980	12/16/14	$ 19.99	
Date Accepted (MM/DD/YY)	Scheduled Delivery Time	Insurance Fee	COD Fee
12/15/14	☐ 10:30 AM ☒ 3:00 PM ☐ 12 NOON	$	$
Time Accepted	10:30 AM Delivery Fee	Return Receipt Fee	Live Animal Transportation Fee
4:25 ☐ AM ☒ PM	$	$ 2.70	$
Weight ☒ Flat Rate	Sunday/Holiday Premium Fee	Total Postage & Fees	
lbs. ozs.	$		
	Acceptance Employee Initials	$ 22.69	

DELIVERY (POSTAL SERVICE USE ONLY)

Delivery Attempt (MM/DD/YY)	Time	Employee Signature
	☐ AM ☐ PM	
Delivery Attempt (MM/DD/YY)	Time	Employee Signature
	☐ AM ☐ PM	

LABEL 11-B, JANUARY 2014 PSN 7690-02-000-9996 2-CUSTOMER COPY

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Cornel B. Fuerer
E.I. DuPont DeNemours + Co.
1007 Market Street
Wilmington, DE 19898

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Lisa Eachus ☐ Agent ☐ Addressee

B. Received by (Printed Name) Lisa Eachus
C. Date of Delivery 12/16/14

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail® ☐ Priority Mail Express™
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ Collect on Delivery

☐ Yes

2. Article Number (Transfer from service label) EK608685285US

PS Form 3811, July 2013 Domestic Return Receipt

KENNETH HENLEY
ATTORNEY AT LAW

ONE BALA AVENUE
SUITE 500
BALA CYNWYD, PENNSYLVANIA 19004
www.henleylawoffice.com

FAX
(610) 664-3404

E-MAIL
khenleyesq@aol.com

TELEPHONE
(610) 664-6130

CELL
(610) 662-9177

January 13, 2015

Via Email and Hard Copy (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: E.I. Dupont De Nemours and Company
Proxy Statement – 2015 Annual Meeting of Stockholders
Omission of Proposal by the International Brotherhood of Dupont Workers

Ladies and Gentlemen:

I serve as counsel to the International Brotherhood of Dupont Workers (IBDW).

On December 31, 2014, the SEC mailed to Jim Flickinger, president of the IBDW, a copy of a letter addressed to Dupont. The letter informed Dupont that it there appeared to be some basis for its view that it may exclude the IBDW's proposal for having failed to respond to Dupont's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period required by rule 14a-8(f).

Having received that letter, Mr. Flickinger contacted me, as the IBDW attorney. Mr. Flickinger informed me that neither he nor the IBDW received any communication from Dupont requesting such documentary support. Nor did I, as counsel for the IBDW, receive any such communication.

Nor did Mr. Flickinger or the IBDW receive from Dupont by electronic mail or regular mail a copy of the letter Dupont sent on December 11, 2104 to the SEC requesting that it be permitted to exclude the proposal for failing to provide proof of ownership. Nor did I did receive such a letter. It was seen for the first time as an attachment to the SEC's December 31, 2014 communication

Nor did Mr. Flickinger or the IBDW receive from Dupont by electronic mail or regular mail Dupont's letter dated November 18, 2014, such letter requesting both proof of ownership of stock but also that the Proposal not exceed 500 words. Nor did I receive such a letter. It was seen for the first time as an attachment to the SEC's December 31, 2014 communication.

In this regard, I should note that the IBDW has submitted proposals to Dupont for more than the past 15 years, and for that entire time Mr. Flickinger has served as President and I have served as attorney. Our mailing address and email address has been the same that entire time. During those years of submitting proposals, both Mr. Flickinger and myself have received emails from Dupont related to the proposals, including requests for proof of ownership of stock, with Mr. Flickinger also receiving hard copies of correspondence.

Despite not having heard from Dupont with its request for proof of ownership, the IBDW submitted such proof with a cover letter dated December 14, 2014, mailed on December 15, 2014, and received by Dupont on December 16, 2014. A copy of the cover letter, proof of ownership and evidence of receipt is attached. The cover letter was addressed to Cornel Fuerer as he was the Corporate Secretary for Dupont in 2013, when the IBDW made its last Proposal. Not having received Dupont's November 18, 2014 request or Dupont's December 11, 2014 letter to the SEC, each signed by Mr. Hoover, the IBDW was not aware that Mr. Hoover had assumed the position of Corporate Secretary.

The Union submitted this information not because it received any request by Dupont but because, as their attorney, and having been involved in the submission of all prior proposals, I told the Union to submit it to head off any such eventual request by Dupont - as Dupont had requested such information in previous years.

The IBDW, never having received Dupont's November 18, 2014 communication, did not respond to the request for the Proposal to not exceed 500 words. The reason for this is straightforward: As opposed to the request for proof of ownership, which the IBDW had provided in the past, and did so without having received such a request in this case, the IBDW had never received notification from Dupont that its proposal was over 500 words – even though virtually all its previous proposals were over 500 words. Not having received Dupont's November 18, 2014 communication, the IBDW had no reason to believe Dupont was objecting to the length of its proposal. As a result, the IBDW had no reason to think it needed to address that issue.

For all of the above reasons, it is requested that the SEC reconsider its conclusion that Dupont had a basis for its view that it could exclude the IBDW's proposal for having failed to respond to Dupont's request for proof of ownership of stock.

If you have any questions or require additional information, please contact me at my email address or by phone at 610-662-9177.

Very truly yours,



Kenneth Henley

cc: Erik Hoover, Corporate Secretary
E.I. Dupont DeNemours and Company
Dupont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Erik.T.Hoover@dupont.com

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"Workers Representing DuPont, Bemis And INVISTA Workers"

James D. Flickinger
International President
(Waynesboro, VA)
Cell: (540) 487-7000
Fax: (540) 337-5442
E-mail: ibdw.jim@comcast.net

Kenneth Henley
General Counsel
(610) 664-6130
E-mail: khenleyesq@aol.com

www.dupontworkers.com



P.O. Box 10
Waynesboro, VA 22980

Tony Davis
International Vice-President
(Clinton, IA)
Cell: (563) 503-9515
E-mail: tonynheather@mchsi.com

Donny Irvin
Secretary-Treasurer
Cell: (804) 216-8976
Fax: (804) 541-4086
(Richmond, VA)
E-mail: dirvinarwi@aol.com

December 14, 2014

Cornel B. Fuerer, Corporate Secretary
E.I. DuPont De Nemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Proposal

Dear Mr. Fuerer:

Attached is the proof of ownership of DuPont Stock by the IBDW.

Please contact me should there be any technical or legal issues with the IBDW's proposal.

Sincerely,



Jim Flickinger
President

Cc: Kenneth Henley, General Counsel

Attachment



10200 Forest Green Blvd | Suite 500 | Louisville, KY 40223
502.426.0790 | 800.230.0790 | fax 502.426.0865

November 18, 2014

International Brotherhood of DuPont Workers
Mr. James Flickinger

FISMA & OMB Memorandum M-07-16

Dear Mr. Flickinger,

RE: Hilliard Lyons Account ***FISMA & OMB MEMORANDUM M-07-16***

Use this letter to verify security positions in the above named account as follows:

- 60 shares of DuPont E.I. De Nemours & Co. purchased 07/31/1995. Value on 12/31/13 was $3,898.20. The 60 shares of DuPont E.I. De Nemours & Co. have been continuously owned from purchase to the present date.

Please call us at 800-230-0790 should you need further validation or clarification for this account.

Sincerely,

Sarah Laswell

Sarah Laswell
Registered CSA to
George N. Graham, CPA
Financial Consultant
JJB Hilliard WL Lyons, LLC

PHONE (540) 943-2232

Jim Flickinger, Pres.
IBDW
P.O. Box 10
Waynesboro, VA 22980



EK 608685285 US



UNITED STATES POSTAL SERVICE®

PRIORITY ★ MAIL ★ EXPRESS™

PAYMENT BY ACCOUNT (if applicable)

USPS® Corporate Acct. No. | Federal Agency Acct. No. or Postal Service™ Acct. No.

DELIVERY OPTIONS (Customer Use Only)

☐ SIGNATURE REQUIRED Note: The mailer must check the "Signature Required" box if the mailer: 1) Requires the addressee's signature; OR 2) Purchases additional insurance; OR 3) Purchases COD service; OR 4) Purchases Return Receipt service. If the box is not checked, the Postal Service will leave the item in the addressee's mail receptacle or other secure location without attempting to obtain the addressee's signature on delivery.

Delivery Options
- ☐ No Saturday Delivery (delivered next business day)
- ☐ Sunday/Holiday Delivery Required (additional fee, where available*)
- ☐ 10:30 AM Delivery Required (additional fee, where available*)

*Refer to USPS.com® or local Post Office™ for availability.

TO: (PLEASE PRINT) PHONE ( )

Cornel B. Fuerer
E.I. DuPont De Nemours + Co.
1007 Market Street
Wilmington, DE 19898

ZIP + 4® (U.S. ADDRESSES ONLY)

- For pickup or USPS Tracking™, visit USPS.com or call 800-222-1811.
- $100.00 insurance included.

ORIGIN (POSTAL SERVICE USE ONLY)

☒ 1-Day ☐ 2-Day ☐ Military ☐ DPO

PO ZIP Code	Scheduled Delivery Date (MM/DD/YY)	Postage	
22980	12/16/14	$ 19.99	
Date Accepted (MM/DD/YY)	Scheduled Delivery Time	Insurance Fee	COD Fee
12/15/14	☐ 10:30 AM ☒ 3:00 PM ☐ 12 NOON	$	$
Time Accepted	10:30 AM Delivery Fee	Return Receipt Fee	Live Animal Transportation Fee
4:25 ☐ AM ☒ PM	$	$ 2.70	$
Weight ☒ Flat Rate	Sunday/Holiday Premium Fee	Total Postage & Fees	
lbs. ozs.	$		
	Acceptance Employee Initials	$ 22.69	

DELIVERY (POSTAL SERVICE USE ONLY)

Delivery Attempt (MM/DD/YY)	Time	Employee Signature
	☐ AM ☐ PM	
Delivery Attempt (MM/DD/YY)	Time	Employee Signature
	☐ AM ☐ PM	

LABEL 11-B, JANUARY 2014 PSN 7690-02-000-9996 2-CUSTOMER COPY

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Cornel B. Fuerer
E.I. DuPont De Nemours + Co.
1007 Market Street
Wilmington, DE 19898

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Lisa Eachus ☐ Agent ☐ Addressee

B. Received by (Printed Name): Lisa Eachus
C. Date of Delivery: 12/16/14

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
- ☐ Certified Mail® ☐ Priority Mail Express™
- ☐ Registered ☐ Return Receipt for Merchandise
- ☐ Insured Mail ☐ Collect on Delivery

☐ Yes

2. Article Number (Transfer from service label): EK608685285US

PS Form 3811, July 2013 Domestic Return Receipt